UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Republic Property Trust

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

760737 10 6

(CUSIP Number)

Richard L. Kramer

Chairman of the Board of Trustees

Republic Property Trust

1280 Maryland Avenue, S.W.

Suite 280

Washington, D.C.  20024

(202) 863-0300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760737 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard L. Kramer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,715,495

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,715,495

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,715,495

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common shares, par value $0.01 per share (the “Shares”), of Republic Property Trust, a Maryland real estate investment trust (the “Issuer”).  The Issuer’s principal executive office is located at 1280 Maryland Avenue, S.W., Suite 280, Washington, D.C. 20024.

Item 2.	Identity and Background

(a)           This Schedule 13D is being filed by Richard L. Kramer (the “Reporting Person”).

(b)           The principal business address of the Reporting Person is 41 West Putnam Avenue, 2nd Floor, Greenwich, Connecticut 06830.

(c)           The Reporting Person is the Chairman of the Board of Trustees of Republic Property Trust, a real estate investment trust located at 1280 Maryland Avenue, S.W., Suite 280, Washington, D.C. 20024 and the Managing Member of Republic Land Development LLC, a real estate development company located at 41 West Putnam Avenue, 2nd Floor, Greenwich, Connecticut 06830.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Of the Shares beneficially owned by the Reporting Person, 2,715,495 were acquired in connection with the Issuer’s initial public offering which closed on December 20, 2005 (the “Offering”).

Of these 2,715,495 Shares beneficially owned by the Reporting Person, 1,800,883 are issuable at the election of the Issuer upon the redemption by the Reporting Person of units of limited partnership of Republic Property Limited Partnership (“Units”).  The Reporting Person acquired these Units pursuant to Contribution Agreements by which the Reporting Person and affiliates contributed to Republic Property Limited Partnership interests in certain entities, including entities that own or lease real property interests and entities that provide management and development services.  The Issuer’s initial public offering price of $12.00 per Share was used to determine the number of securities issued.

In connection with the Offering, the Issuer granted the Reporting Person 2,893 restricted Shares.  The restricted Shares are immediately vested but may not be directly or indirectly offered, pledged, sold, transferred or otherwise disposed of, other than permitted transfers, prior to July 1, 2007.

In addition, in connection with the Offering, one of the underwriters reserved for sale to affiliates of the Reporting Person an aggregate of $5.0 million of Shares at the Issuer’s initial public offering price of $12.00 per Share.  The Lillian R. Kramer Special Revocable Trust and The I. Melvin Kramer Special Revocable Trust, affiliates of the Reporting Person, each purchased in the Offering 208,334 of the Shares beneficially owned by the Reporting Person, for a total of 416,668 of the Shares beneficially owned by the Reporting Person, with trust funds for an aggregate purchase price of $5,000,000.

Item 4.	Purpose of Transaction

As described in Item 3 above, 2,715,495 of the Shares beneficially owned by the Reporting Person were acquired in connection with the Issuer’s initial public offering on December 20, 2005.  The Reporting Person has acquired the Shares for investment purposes.  The Reporting Person may, from time to time, depending on market conditions and other factors deemed relevant by the Reporting Person, acquire additional Shares.  The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the Shares which the Reporting Person now owns or may hereafter acquire.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to, or would result in, the acquisition of additional securities of the Issuer, the disposition of securities of the Issuer, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of the Issuer’s or any of its subsidiaries’ assets, a change in the present Board of Trustees or management of the Issuer, a material change in the present capitalization or dividend policy of the Issuer, any other material change to the Issuer’s business or corporate structure, a change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, the delisting or deregistration of any of the Issuer’s securities or any action similar to the listed actions.

Pursuant to the terms of a Lock-Up Letter Agreement between the Reporting Person and the underwriters of the Issuer’s initial public offering, the Reporting Person is restricted from transferring, except by certain permitted transfers, any of the Issuer’s Shares held by him before July 1, 2007.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this report, the Reporting Person beneficially owns an aggregate of 2,715,495 Shares, which represent approximately 9.5% of the Issuer’s outstanding Shares.  Of the 2,715,495 Shares beneficially owned, the Reporting Person will have the right to receive cash or, at the option of the Issuer, 1,800,883 Shares, beginning December 20, 2006 upon the redemption by the Reporting Person of Units, subject to the restrictions described below.

The Shares beneficially owned by the Reporting Person include 414,898 Shares issuable upon the redemption of Units held by Republic Properties Corporation (“RPC”).  The Reporting Person has an 85.0% interest in and is the controlling shareholder of RPC.  As a result, the Reporting Person is deemed the beneficial owner of all of the Units owned by RPC.

The Shares beneficially owned by the Reporting Person include 913,263 Shares issuable upon the redemption of Units held by RKB/Republic Capital LLC (“RKB Capital”), an entity in which the Reporting Person holds an indirect 45.8% interest.  The Reporting Person is a manager of RKB Capital and has an 85.0% controlling interest in Carlyle Investment, LLC, which holds a 53.9% controlling interest in RKB Capital.  As a result, the Reporting Person is deemed the beneficial owner of all of the Units owned by RKB Capital.

(b)           As of the date of this report, the Reporting Person has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 2,715,495 Shares beneficially owned by him.

(c)           The Reporting Person has not effected any transactions, other than those described herein, in the class of securities described herein during the past sixty days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of a Lock-Up Letter Agreement between the Reporting Person and the underwriters of the Issuer’s initial public offering, the Reporting Person is restricted from transferring, except by certain permitted transfers, any of the Issuer’s Shares held by him before July 1, 2007.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1.                Lock-Up Letter Agreement, dated December 20, 2005, between Richard L. Kramer and Lehman Brothers Inc. and Bear, Stearns & Co. Inc., as representatives of the several Underwriters named in the Underwriting Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2006
Date
/s/ Richard L. Kramer
Signature
Richard L. Kramer
Name/Title